Exhibit 99.1

PERDIGÃO S.A.
A Publicly Held Company

CNPJ/MF nº 01,838,723/0001-27

ANNOUNCEMENT OF A RELEVANT FACT

Pursuant to Paragraph 4 of Article 157 of Law 6,404/76 and in accordance with the provisions of Article 2 of CVM Instruction 358/02, Perdigão S.A. (“Perdigão” or the “Company”), announces that:

1.                                      On July 20 2006, Sadia S.A. (“Offeror”) disclosed an Announcement of a Relevant Fact in which it notified a revised offer from the one originally made in the “Notice of Tender Offer for Acquisition of Shares Issued by Perdigão S.A.”, published on July 17, 2006, from R$ 27.88 to R$ 29.00 per share issued by the Company (“Offer”).

2.                                      The Company has once again received formal declarations refusing the said Offer from the shareholders PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil, PETROS — Fundação Petrobrás de Seguridade Social, Fundação Telebrás de Seguridade Social — SISTEL, Fundação de Assistência e Previdência Social do BNDES — FAPES, VALIA — Fundação Vale do Rio Doce de Seguridade Social, REAL GRANDEZA — Fundação de Previdência e Assistência Social, PREVI-BANERJ — Caixa de Previdência dos Funcionários do Sistema Banerj, PSPP — Perdigão Sociedade de Previdência Privada, Fundo de Investimento em Títulos e Valores Mobiliários — Librium and WEG Participações e Serviços S.A., the foregoing shareholders representing 55.38% of the capital and voting stock. These declarations have been forwarded to the Brazilian Securities and Exchange Commission  — CVM.

3.                                      Given the reaffirmation by the Offeror of all the remaining terms and conditions of the Offer, the Company reiterates the clarifications set out in the Announcement of a Relevant Fact published on July 18, 2006. The Company’s management confirms that it will not be convening a General Shareholders’ Meeting for the selection of the financial institution to prepare a valuation report pursuant to articles 37 and 43 of the Company’s Bylaws.

São Paulo, July 21, 2006.

Wang Wei Chang
Chief Financial Officer